FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ...X...   Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes .......        No ...X...

                   Abbey National appoints Angus Porter as new
                         Customer Propositions Director

Abbey National plc announces today the appointment of Dr Angus Porter to the Board as Customer Propositions Director, an Executive Director position. He takes up his role on 1 July 2003. The Customer Propositions division aims to improve significantly the Company's understanding of its customers, and to design better propositions, products and services for them. It also encompasses all advertising, marketing and brand activities across the Company.

Dr Porter will also chair the Customer Board at Abbey National which is responsible for bringing together the activities of the Company's three customer-facing divisions: Customer Propositions, Customer Sales and Customer Operations to ensure that the Personal Financial Services business is successful.1

Porter, 45, joins Abbey National from BT plc. He joined BT in 1999 as UK Marketing Director, and in 2000 moved to the role of Managing Director, Consumer Division, BT Retail. In the last three years, he has turned the division from loss to profit, improved customer satisfaction and retention, and launched successful new products such as BT Broadband and BT Together.

Prior to joining BT, Porter spent 14 years at Mars Confectionery, where his roles included General Manager - Europe: Sugar Confection (1998 - 1999) and UK Marketing Director (1994 - 1998). He also worked in sales and in research and development.

Luqman Arnold, Chief Executive of Abbey National, said: "This new role on the Board is right at the heart of our strategy of focusing solely on UK personal financial services. We have promised to get much closer to our customers and give better service, advice and choice. I am delighted that Angus has agreed to take on this challenge. He has enormous talent and brings experience that is extremely relevant to this role. He has a fantastic track record in delivering business success by really focusing on what customers want, and has proved he can do this on a huge scale as BT Retail has 21 million customers and a business model which has both the complexity as well as pricing similarity to the retail banking market."

Dr Angus Porter said: "Abbey National has set out to change the banking landscape by really understanding and responding to customer needs - no mean feat in a market where pretty much all the banks are disliked. This is a marvellous opportunity for the Company to be truly different from the others - and it has a great starting point, with a highly recognised brand and serving an incredible one in four of the UK population. It's also a really exciting move for me, and I'm greatly looking forward to being part of the re-energised Abbey National."

Dr Angus Porter began his career with Plessey Research, where he was Principal Research Scientist (1983 - 1985). This followed two years at Churchill College, Cambridge as a Research Fellow (1981 - 1983). Dr Porter has an MA in natural sciences, and a Ph.D in metallurgy from Jesus College, Cambridge.

He is a non-executive director of MyTravel Group plc, a Board member of Business in the Community and the Wooburn Park Sports Association Limited, and a member of the Incorporated Society of British Advertisers Limited. Dr Porter is married and lives in Buckinghamshire.

There are no matters requiring disclosure under Section 16.4 (b) of the FSA Listing Rules.

Ends

Enquiries to:

Christina Mills
Head of Media Relations
020 775 64212
christina.mills@abbeynational.co.uk

Jon Burgess
Head of Investor Relations
Jonathan.burgess@abbeynational.co.uk

Matt Young
Media Relations
020 775 64232
matthew.young@abbeynational.co.uk

Notes to editors

1. The three customer-facing divisions and their directors are:
    Customer Propositions      Angus Porter
    Customer Sales             Mark Pain
    Customer Operations        Mac Millington

2. Photographs of Angus Porter are available at www.newscast.co.uk

3. A biography of Angus Porter is attached.


                                 Dr Angus Porter
               Customer Propositions Director, Abbey National plc


Dr Angus Porter joins Abbey National on 1 July 2003 as Customer Propositions Director.

He is currently Managing Director of BT's UK Consumer Division, a role he has held since 2000, and is a member of BT's Management Council. He joined the company in 1999 as UK Marketing Director.

As Managing Director, Angus has been credited for turning the business into profit, with revenues now in excess of (pound)5.5bn. He has been responsible for several key initiatives including the launch of BT Together, the BT Answer 1571 messaging service and BT Broadband, a world-first broadband service, which has enabled BT to hit its publicly declared target of 1 million broadband customers by summer 2003.

Prior to working at BT, Angus spent fourteen years at Mars Confectionery (1985-1999), where he held a number of roles in research and development, manufacturing, sales, and marketing, including a four-year period as UK Marketing Director (1994 - 1998). During this time, he was responsible for a number of key innovations, including the launch of Celebrations, the UK's most successful confectionery launch.

His last role with Mars was as European General Manager (1998-1999) where he re-branded Opal Fruits as Starburst, opened a new factory in the Czech Republic, and oversaw launches in a number of European markets.

He began his career with Plessey Research, where he was Principal Research Scientist (1983-1985). This followed two years at Churchill College, Cambridge as a Research Fellow (1981-1983).

Angus was appointed as a non-executive Director of MyTravel plc in February 2002. He is also a board member of Business in the Community, the Wooburn Park Sports Association Limited and a member of the Incorporated Society of British Advertisers Limited.

Angus was born in Zambia in 1957. His family returned to the UK in 1965 where he attended Haywards Heath Grammar School and then Jesus College, Cambridge achieving an M.A. in Natural Sciences and a Ph.D in Metallurgy.

Angus is married with three children and lives in Buckinghamshire.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ABBEY NATIONAL plc


Date:    10 June 2003                       By  /s/ Jonathan Burgess
                                                --------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations